

September 1, 2010

Paul L. Berns
President and Chief Executive Officer
Allos Therapeutics, Inc.
11080 CirclePoint Road, Suite 200
Westminster, CO 80020

>   **Re: Allos Therapeutics, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 1, 2010**
>   **Schedule 14A**
>   **Filed April 30, 2010**
>   **File No. 000-29815**

Dear Mr. Berns:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Jeffrey P. Riedler
>   Assistant Director